UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Biggest Little Investments L.P.
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

NONE
(CUSIP Number)

Bob Farahi
1175 West Moana Lane
Reno, Nevada 89509
(775) 825-3355
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bob Farahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □
(b) x

3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 91,902
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 91,902

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,902
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		□

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.79%
14		TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

This schedule relates to units of limited partnership interest (“Units”) of Biggest Little Investments L.P., a Delaware limited partnership (the “Partnership”). The address of the Partnership’s principal executive offices is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

Item 2. Identity and Background

(a) This statement is filed by Bob Farahi ("Bob").

(b) The business address of Bob is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

(c) Bob is Co-Chairman of the Board, President, Interim Treasurer, Interim Secretary and a Director of Monarch Casino & Resort, Inc. (“Monarch”) and of Golden Road Motor Inn.

(d) Bob has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Bob has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bob is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Effective April 3, 2003, Western Real Estate Investments, LLC, a Delaware limited-liability company, was merged with and into Western Real Estate Investment, LLC, a Nevada limited-liability company (“Western”). Bob’s sole ownership interest in the Partnership is through his equal beneficial ownership, along with his brothers, John Farahi (“John”) and Ben Farahi (“Ben”), in Western, which owns 50.79% of the Partnership’s outstanding Units.

On June 22, 2006, John and Bob believe that Ben caused Articles of Dissolution to be filed with the Nevada Secretary of State with respect to Western. On June 30, 2006, Bob and John caused a Certificate of Correction to be filed with the Nevada Secretary of State claiming that the Articles of Dissolution were filed without the proper authority.

Item 4. Purpose of Transaction.

On May 3, 2006, Monarch notified Ben, in his capacity as the manager of Maxum, LLC, the general partner of the Partnership, that the board of directors of Monarch wished to commence negotiations for purchasing the shopping center property owned by the Partnership located adjacent to Monarch’s hotel casino, the Atlantis Casino Resort. While a committee comprised of the independent directors on Monarch’s board of directors has been accumulating information relative to a potential purchase offer, no proposal has yet been made. No assurance can be given that any proposal will actually be submitted to the Partnership, or if submitted that the proposal would result in an actual purchase of any property by Monarch.

John is Co-Chairman of the Board, Chief Executive Officer, Chief Operating Officer and a Director of Monarch. Bob is Co-Chairman of the Board, President, Interim Treasurer, Interim Secretary and a Director of Monarch. Ben formerly was the Co-Chairman of the Board, Secretary, Treasurer, Chief Financial Officer and a Director of Monarch. Monarch’s board of directors accepted his resignation from these positions on May 23, 2006.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Units reported owned by Bob is based upon 180,937 Units outstanding, which is the total number of Units outstanding as reported in the Partnership’s latest report on Form 10-QSB, for the quarter ended March 31, 2006. Through his ownership in Western, Bob, along with John and Ben, beneficially own 91,902 Units, representing approximately 50.79% of the number of issued and outstanding Units as of March 31, 2006.

(b)  Bob, along with John and Ben, through their ownership in Western, share the power to vote and dispose of 91,902 Units.

(c)  John and Bob believe that on June 22, 2006, Ben caused Articles of Dissolution to be filed with the Nevada Secretary of State with respect to Western. On June 30, 2006, Bob and John caused a Certificate of Correction to be filed with the Nevada Secretary of State claiming that the Articles of Dissolution were filed without the proper authority.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Bob, except John and Ben, who may have certain rights as a result of their positions with Western.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bob Farahi

By: /S/ Bob Farahi
     Bob Farahi

Dated:  July 20, 2006